235 EAST MAIN STREET | PO BOX 569 | MIDLAND, MI 48640-0569
T: 989.839.5350 | F: 989.633.0416 | W: ChemicalBankMI.com

February 4, 2014

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-4561
Attn: John P. Nolan, Senior Assistant Chief Accountant

Re:	Responses to Comments on Chemical Financial Corporation
Form 10-K for Fiscal Year Ended December 31, 2012
Filed February 22, 2013
Response dated January 14, 2014
File No. 000-08185

Dear Mr. Nolan:

Chemical Financial Corporation (the “Corporation”) hereby provides the following response in reply to the Staff’s follow-up comment letter dated January 24, 2014 (the “Comment Letter”) in connection with the above-referenced Form 10-K.

For your convenience, your comment in your Comment Letter is set forth below in italicized print immediately prior to the Corporation’s response.

Comment #1:
We note your response to prior comment 1 in our letter dated December 20, 2013. We note from your response that you feel it would be duplicative to disclose nonaccrual TDRs in the TDR section of the Note 4. However, it appears your disclosures on pages 86-87 of the December 31, 2012 10-K do not satisfy the disclosure requirements under ASC 310-10-50-33 & 34 as it appears you have not included nonaccrual TDRs in these disclosures. Please revise future filings to update the tables presented on pages 86-87 in the December 31, 2012 10-K to include all TDRs - performing and accrual, nonperforming but accrual, and nonaccrual - in accordance with ASC 310-10-50-33 & 34. Please provide your proposed disclosures for the periods presented in your response.

Response:
As requested, the disclosures on pages 86-87 of the Corporation’s December 31, 2012 Form 10-K that are applicable to paragraphs 33 and 34 of ASC 310-10-50 will be revised in future filings to include all of the Corporation’s TDRs, including nonaccrual TDRs.

For your reference, attached is an excerpt from a draft of Note 4 - Loans to be included in the Corporation’s December 31, 2013 Form 10-K applicable to the above referenced disclosures. The amounts included for the twelve months ended December 31, 2012 and 2011 have been revised from the Corporation’s December 31, 2012 Form 10-K filed on February 22, 2013 to include nonaccrual TDRs.

Page | 1

The Corporation also notes that the applicable TDR disclosures in the Corporation’s “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in its December 31, 2013 Form 10-K for such prior periods will be revised to conform with the presentation in the footnotes to the financial statements.

The Corporation is available to discuss any of its responses with you at your convenience. Should you have any questions or want to discuss these matters further, please feel free to contact the undersigned by phone at (989) 839-5358, by fax at (989) 633-0416, or by email at Lori.Gwizdala@ChemicalBankMI.com.

Sincerely,
Chemical Financial Corporation
/s/Lori A. Gwizdala
Lori A. Gwizdala
Executive Vice President and Chief Financial Officer

Page | 2

EXERPT FROM DRAFT OF NOTE 4 — LOANS OF 2013 FORM 10-K
Loans Modified Under Troubled Debt Restructurings (TDRs)
The following schedule presents the Corporation's TDRs at December 31, 2013 and 2012:

	Performing	Non-performing	Nonaccrual	Total
	(In thousands)
December 31, 2013
Commercial loan portfolio				$—
Consumer loan portfolio				—
Total	$—	$—	$—	$—
December 31, 2012
Commercial loan portfolio	$15,789	$13,876	$42,711	$72,376
Consumer loan portfolio	15,580	3,321	4,783	23,684
Total	$31,369	$17,197	$47,494	$96,060
The following schedule provides information on the Corporation's TDRs that were modified during the twelve months ended December 31, 2013, 2012 and 2011:

	Number of Loans	Pre- Modification Recorded Investment	Post- Modification Recorded Investment
	(Dollars in thousands)
Twelve months ended December 31, 2013
Commercial loan portfolio:
Commercial
Commercial real estate
Land development
Subtotal — commercial loan portfolio	—	—	—
Consumer loan portfolio (residential mortgage)
Total	—	$—	$—
Twelve months ended December 31, 2012 (As Revised)
Commercial loan portfolio:
Commercial	91	$13,720	$13,720
Commercial real estate	77	17,328	17,328
Land development	11	5,494	5,494
Subtotal — commercial loan portfolio	179	36,542	36,542
Consumer loan portfolio (residential mortgage)	121	9,944	9,684
Total	300	$46,486	$46,226
Twelve months ended December 31, 2011 (As Revised)
Commercial loan portfolio:
Commercial	20	$4,806	$4,806
Commercial real estate	26	6,316	6,316
Land development	—	—	—
Subtotal — commercial loan portfolio	46	11,122	11,122
Consumer loan portfolio (residential mortgage)	139	11,028	10,575
Total	185	$22,150	$21,697

Page | 3

The pre-modification and post-modification recorded investment represents amounts as of the date of loan modification. The difference between the pre-modification and post-modification recorded investment of residential mortgage TDRs represents impairment recognized by the Corporation through the provision for loan losses computed based on a loan's post-modification present value of expected future cash flows discounted at the loan's original effective interest rate.
The following schedule includes TDRs for which there was a payment default during the twelve months ended December 31, 2013, 2012 and 2011, whereby the borrower was past due with respect to principal and/or interest for 90 days or more, and the loan became a TDR during the twelve-month period prior to the default:

	Years Ended December 31,
	2013		2012		2011
			(As Revised)		(As Revised)
	Number of Loans	Principal Balance at Year End	Number of Loans	Principal Balance at Year End	Number of Loans	Principal Balance at Year End

	(Dollars in thousands)
Commercial loan portfolio:
Commercial			10	$1,692	7	$2,659
Commercial real estate			15	4,993	9	1,828
Land development			4	1,157	—	—
Subtotal — commercial loan portfolio	—	—	29	7,842	16	4,487
Consumer loan portfolio (residential mortgage)			13	1,673	21	1,964
Total	—	$—	42	$9,515	37	$6,451
During 2012 and 2011, the Corporation excluded nonaccrual TDRs from the schedule of TDRs that were modified during the twelve months ended December 31, 2012 and 2011 and the schedule of TDRs for which there was a payment default during the twelve months ended December 31, 2012 and 2011. The Corporation has revised the amounts reported for 2012 and 2011 in these schedules to include activity related to all TDRs, including nonaccrual TDRs.

Page | 4